Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement No. 333-130584
March 13, 2007
Free Writing Prospectus
SLM Corporation
Medium Term Notes, Series A
Due 9 Months or Longer from the Date of Issue

Lead Manager	Goldman, Sachs & Co.

Issuer	SLM Corporation

Note Type	Medium Term Notes, Series A US MTN Program

Ratings	A2/A

CUSIP	78442F EG 9

USD Amount	$500,000,000

Interest Rate	The Interest Rate shall be Federal Funds Open Rate (as defined below) + 0.21%

Issue Price	100.0%

Commissions	0.05%

Net Proceeds (%)	99.95%

Net Proceeds ($)	$499,750,000.00

Pricing Date	March 13, 2007

Closing Date	March 20, 2007

Maturity Date	March 15, 2010

Interest Payment Dates
The 15th of each March, June, September and December during the term of the Notes, subject to adjustment in accordance with the Following Business Day Convention provided that there will be no adjustment to the Maturity Date for accrual purposes

1st Payment Date	June 15, 2007

Reset Dates
Each Business Day, commencing on March 20, 2007, provided that the Federal Funds Open Rate in effect for any day that is not a Business Day shall be the Federal Funds Open Rate in effect for the prior Business Day

Interest Determination Date	Same Day

Rate Cut-Off Date	Three (3) Business Days

Daycount Fraction	Actual/360

Business Day Convention	Following Business Day Convention with adjustment to period end dates

Business Days	New York

Minimum Denominations	$1000 minimum and integral multiples of $1000 in excess thereof

Calculation Agent	SLM Corporation

Indenture Trustee	The Bank of New York

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any subsidiary of SLM Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

SLM Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the Company, toll free at 1-800-321-7179.

ADDITIONAL TERMS OF THE NOTES
Federal Funds Open Rate. The Federal Funds Open Rate for any Interest Determination Date will be determined in the following order of priority:
(1)	The Federal Funds Open Rate for an Interest Determination Date will be the rate for that day under the heading “Federal Funds” and opposite the caption “Open” as such rate is displayed on Telerate Page 5; or

(2)	If the rate referred to in item (1) above does not appear on Telerate Page 5 on the related calculation date, the rate for such Interest Determination Date will be the rate for that day displayed on FEDFOPEN Index on Bloomberg which is the Fed Funds Opening Rate as reported by Garban Capital Markets (or a successor) on Bloomberg; or

(3)	If the rate referred to in item (2) above does not appear on FEDFOPEN Index on Bloomberg, the rate for such Interest Determination Date will be the arithmetic mean of the rates for the last transaction in overnight U.S. Dollar Federal Funds prior to 9:00 a.m., New York City time, on that day arranged by three brokers of Federal Funds transactions in New York City as selected by the Calculation Agent.

The Federal Funds Open Rate will be calculated on a weighted basis, meaning Friday’s rate will be in effect for Saturday and Sunday.